October 1, 2024

David Bell
General Counsel
Grifols S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain

       Re: Grifols S.A.
           Form 20-F for the fiscal year ended December 31, 2023
           Filed April 19, 2024
           Form 6-K filed July 30, 2024
           File No. 001-35193
Dear David Bell:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences